# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Presidio Property Trust, Inc., CIK 0001080657
CUSIP: 74102L303
Title of class of securities: Series A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123
Date of event which requires filing of this statement: 12/10/2024
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 725,000; sole dispositive power 0; shared dispositive power 725,000; aggregate amount beneficially owned 725,000 (5% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 275,000; shared voting power 725,000; sole dispositive power 275,000; shared dispositive power 725,000; aggregate amount beneficially owned 1,000,000 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, $0.01 par value per share
Name of issuer: Presidio Property Trust, Inc.
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123
Comment: As used herein "Shares" means the Series A Common Stock, $0.01 par value per share, of the Issuer.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) The Radoff Family Foundation, a Texas non-profit corporation (the "Radoff Foundation"), with respect to the Shares directly and beneficially owned by it; and

(ii) Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Foundation.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.
Present principal occupation or employment: The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Radoff Foundation is organized under the laws of the State of Texas. Mr. Radoff is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 725,000 Shares directly owned by the Radoff Foundation is approximately $500,745, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 275,000 Shares directly owned by Mr. Radoff is approximately $196,342, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Shares are materially undervalued and reflect the Issuer's inconsistent strategy, excessive cost structure and most importantly, its lack of scale. The Reporting Persons further believe that the Issuer's true value can be unlocked if it were to acquire and merge in certain assets to achieve economies of scale and believe that the Issuer should immediately hire a qualified financial advisor to seek such transaction(s). The Reporting Persons believe that any further issuances of Shares or other equity securities is not in the best interests of the Issuer's stockholders and that all equity issuances should cease until a comprehensive strategic process to unlock stockholder value has been completed. The Reporting Persons intend to vote their Shares "against" the re-election of any director perceived to support the Issuer's status quo.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer (the "Board"), engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 14,404,308 Shares outstanding as of November 18, 2024, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2024.

As of the date hereof, the Radoff Foundation directly beneficially owned 725,000 Shares, constituting approximately 5.0% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 275,000 Shares, constituting approximately 1.9% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed to beneficially own the 725,000 Shares beneficially owned by the Radoff Foundation, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,000,000 Shares, constituting approximately 6.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Radoff Foundation and Mr. Radoff may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Radoff Foundation.

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 13, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated December 13, 2024.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (12/13/2024)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (12/13/2024)